Date: 2014-07-21

US Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Notice of disclosure filed under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LM Ericsson Telephone Company has made disclosure pursuant to those provisions in its report on Form 6-K dated July 21, 2014 containing its quarterly report for the second quarter of 2014.

Respectfully submitted,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ Roland Hagman Name: Roland Hagman Title: Vice President, Group Controller	/s/ Nina Macpherson Name: Nina Macpherson Title: Senior Vice President, General Counsel